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                             June 5, 2023

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 1, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
1, LLC
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed May 25, 2023
                                                            File No. 024-12098

       Dear Joshua Goldstein:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. It appears that you may no longer be considered capitalized on a nominal basis, since you are offering and
accepting subscriptions for series offerings that have been qualified.
                                                        Please provide the
financial statements required by paragraph (c) to Part F/S of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joshua Goldstein
Masterworks Vault 1, LLC
June 5, 2023
Page 2

       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameJoshua Goldstein                      Sincerely,
Comapany NameMasterworks Vault 1, LLC
                                                        Division of Corporation
Finance
June 5, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName